03 JUL 11 AM 7:21



SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

July 8, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459


03024474

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Basic Policy for the R&D Studios Reorganization

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,



Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION



July 8, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of the Basic Policy for the R&D Studios Reorganization

Today, SEGA CORPORATION (the Company) announces that in the board meeting held on July 8, 2003, it made the basic policy for the R&D studios reorganization. The details are as follows.

<Basic Policy>
To reorganize existing nine R&D studios to five and establish the newly two companies (Details are not determined)

<Purposes>
1) To strengthen the Product marketability (to make worldwide success titles)
2) To create the titles necessary for the future growth (to make brand-new titles, blockbuster titles, and titles for Europe and North America Market)
3) To improve the productivity (to improve efficiencies and reduce the cost)

<Schedule >
The schedule for this reorganization is as follows;
To determine the details of the reorganization in the board meeting to be held at the end of July
To transfer to reorganized structures from October 1, 2003.

We will keep you informed the details.

End